United States securities and exchange commission logo





                              January 26, 2022

       Michael Shleifer
       Chief Executive Officer
       Biotech Acquisition Company
       545 West 25th Street, 20th Floor
       New York, NY 10001

                                                        Re: Biotech Acquisition
Company
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted December
27, 2021
                                                            CIK No. 0001825413

       Dear Dr. Shleifer:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Cover Page

   1. Please identify the PIPE Investors on an individual basis where the term if first used and defined. Please also
specifically identify those investors that are existing Blade stockholders and
describe other relationships or affiliations with BAC, Blade and the
                                                        Sponsor.
       Selected Definitions, page iv

   2. We note the following defined terms included on page vii: Third-Party PIPE Investment,
                                                        Third-Party PIPE
Investment Amount, and Third-Party PIPE Investor. These terms do not appear to be used in
the body of the document or discussed. Please either revise the
 Michael Shleifer
FirstName  LastNameMichael
Biotech Acquisition CompanyShleifer
Comapany
January 26,NameBiotech
            2022       Acquisition Company
January
Page 2 26, 2022 Page 2
FirstName LastName
         document to include detailed disclosure regarding the Third-Party PIPE Investment, where appropriate, or remove these references.
Questions and Answers for Shareholders of BAC, page x

3. We note the Minimum Cash Condition, which provides that BAC must have cash or cash equivalents, including funds remaining in the trust account after giving effect to any redemptions and the proceeds of any PIPE Investment, at least equal to $75,000,000 at closing. Given the rise in SPAC redemption rates and the fact that the aggregate gross proceeds of the PIPE Investment will be $24,300,000, well below the Minimum Cash
         Condition, please disclose an estimate of the level at which redemptions will trigger this condition and the consequences thereof. Such disclosure should appear in the Q&A, in the
         Summary where the closing conditions are discussed, and in the related risk factors. In this regard, we note the risk factor disclosure already included on pages 29-30.
What interests do BAC   s initial shareholders, Sponsor, current officers,
directors and advisors
have in the Business Combination?, page xvii

4. When discussing the Sponsor's financial incentives in the first bullet point, please highlight the risk that these financial incentives may persuade the Sponsor to support the completion of an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
5. We note your disclosure that "the existence of financial and personal interests of one or
         more of BAC   s directors may result in a conflict of interest on the
part of such
         director(s)   " Please revise your disclosure on pages xvii, 15 and
126 to describe and
         quantify the aggregate dollar amount of all material interests in the transaction held by the
         company   s officers and directors. Ensure that your disclosure is on an individual basis,
         identifying individual officers and directors and their particular financial and personal interests.
Summary of the Proxy Statement/Prospectus
Combined Business Summary, page 1

6. Please provide balancing disclosure in the Summary concerning Blade's history of net losses, accumulated deficit, its expectation around revenue generation, and the going concern opinion provided by the company's auditors in relation to its consolidated financial statements at December 31, 2020.
Pipeline Table, page 2

7.       Please revise your pipeline table as follows:
             Add a column for Phase 3 clinical trials;
             Remove the "anticipated milestones" related to the initiation and readout for a phase
             2 IPF study, as such assumes the FDA will approve progression to phase 2;
             Provide a footnote to the table explaining the asterisk included in the anticipated
 Michael Shleifer
FirstName  LastNameMichael
Biotech Acquisition CompanyShleifer
Comapany
January 26,NameBiotech
            2022       Acquisition Company
January
Page 3 26, 2022 Page 3
FirstName LastName
             milestones column.
         Please make conforming changes, as needed, elsewhere in the document, for example where the phase 2 IPF study is discussed.
8. We note that, unlike the pipeline table on this page, the current pipeline table on Blade's public website does not mention the Phase I trial of Cudetaxestat in the liver fibrosis indication. Relatedly, we also note that the pipeline table on Blade's public website mentions two preclinical trials of BLD-3051 for liver fibrosis and lung fibrosis indications, neither of which are mentioned in the pipeline table on this page or anywhere else in the filing. Please reconcile.
Our Product Candidates, page 3

9. Please remove any statements implying the safety or efficacy of Blade's product candidates, as such determinations are solely within the purview of the FDA or similar foreign regulatory authorities. For instance, we note your statements throughout the document regarding cudetaxestat's "well-tolerated favorable clinical safety profile" and that "[n]onclinical safety and toxicology studies completed to date...support the safety profile."
10. You disclose that you "own intellectual property rights" relating to BLD-0409. Please explain what type of IP rights you own (e.g. patents, trademarks, etc.). Please make similar revisions on page 4 when addressing BLD-2184.
BAC's Board of Directors' Reasons for the Business Combination, page 9

11.      We note your statement that Blade has "backing from experienced biotechnology
         companies and investors[.]" Supplementally in your response letter, please provide support for this statement.
Interests of BAC   s Directors and Executive Officers in the Business
Combination, page 15

12.      We note your disclosure on this page that "BAC   s officers have
interests in the Business
         Combination that may conflict with your interests as a shareholder" and your disclosure on page 16 that "the existence of financial and personal interests of
one or more of BAC   s
         directors may result in a conflict of interest on the part of such director(s)". Please revise the conflicts of interest discussion so that it highlights all material interests in the
         transaction held by the sponsor and the company   s officers and
directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Comparative Per Share Data, page 25

13. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis
 Michael Shleifer
FirstName  LastNameMichael
Biotech Acquisition CompanyShleifer
Comapany
January 26,NameBiotech
            2022       Acquisition Company
January
Page 4 26, 2022 Page 4
FirstName LastName
         that also includes interim redemption levels.
Risk Factors, page 29

14. It appears that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target or advise.
The Insider Letter may be amended without shareholder approval., page 33

15. We note that certain shareholders agreed to waive their redemption rights. Please clearly describe any consideration provided in exchange for this agreement. Financial projections with respect to Blade may not prove to be reflective of actual financial results., page 43

16. We note your statement that investors "should not place undue reliance" on Blade's financial projections. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.
Blade Biotherapeutics may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to you. . , page 74

17. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Provisions in the Proposed Certificate of Incorporation and Delaware law may have the effect of discouraging lawsuits. . ., page 79

18. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Business Combination Proposal
Background to the Business Combination
Description of discovery and negotiation process with candidates other than Blade, page 111

19. Please revise your discussion to clarify the timeline with respect to your contacts with the
         60 potential candidates, the elimination of the first 45 (with which you did not sign an
         NDA) and the next 11 (with which you did sign an NDA).
20.      We note your disclosure that you "sought to leverage its management
team   s and
         directors    professional and personal relationships to source
potential merger partners" and
 Michael Shleifer
FirstName  LastNameMichael
Biotech Acquisition CompanyShleifer
Comapany
January 26,NameBiotech
            2022       Acquisition Company
January
Page 5 26, 2022 Page 5
FirstName LastName
         that this included your CEO's experience as a managing partner at a life sciences investment and consulting firm and your CFO's capital market experience. If the Sponsor, management, or directors (or their affiliates) have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of any prior transactions.
Description of discovery and negotiation process with Blade, page 113

21. Please provide a brief summary of any interests BAC officers and directors or their affiliates had in Blade when they first discussed Blade as a potential target with Cantor in
         March 2021. Ensure that any pre-existing relationships between the Sponsor and affiliates thereof are also disclosed.
22. We note your disclosure on page 114 that Barclays served as the financial advisor to
         Blade and that Cantor served as the financial advisor to BAC. For both Barclays and
         Cantor, please disclose:
             the fees the financial advisor will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction;
             a clear description of any additional services the financial advisor or its affiliates provided in connection with the transaction (such as for any PIPE transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction;
             a description of any services the financial advisor has provided to the target or affiliates of the parties.
23. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction with Blade, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
             the material terms for any proposals and subsequent proposals and counter offers;
             negotiation of the transaction documents and the parties involved; and
             valuations.
BAC's Board of Directors' Reasons for the Business Combination, page 116

24. We note your statement that in connection with the Business Combination, the BAC board of directors "considered, among other things, internal financial forecasts prepared by, or at the direction of, the management of Blade...". Rather than only summarizing the "key elements" of such forecasts, please revise your disclosure to include all material elements of any projections and/or forecasts provided by Blade to BAC's board. Engagement of Vantage Point, page 119

25. Please disclose whether a material relationship has existed during the past two years between Vantage Point (and is affiliates) and Blade (and its affiliates). These material
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FirstName  LastNameMichael
Biotech Acquisition CompanyShleifer
Comapany
January 26,NameBiotech
            2022       Acquisition Company
January
Page 6 26, 2022 Page 6
FirstName LastName
         relationships may include Vantage Point assisting Blade on past acquisitions or Vantage
         Point providing advisory services to Blade. If such a relationship exists, please disclose and quantify any compensation paid to Vantage Point by Blade. If you cannot quantify the compensation paid or to be paid, a description of the fee arrangements and a statement that the information needed to quantify the fees is unavailable is sufficient, but the description of the fees should clearly note the contingent nature of any payments.
26.      We note your disclosure that Vantage Point   s opinion was furnished
"to BAC's Board of
         Directors...and not to any other person, including any particular shareholder, group or class of securities, creditor or other constituencies of BAC." We also note the language in the fairness opinion itself on Annex page G-1 which states that the fairness opinion is
            furnished solely to be utilized by the Board of Directors[.]    As
written these statements
         may be construed as disclaimers of any potential liability Vantage Point may owe to security holders, which has not been definitively settled under state law. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If not such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.
27. We note your disclosure that during the course of meetings held starting on August 5,
         2021, BAC's Board and BAC management discussed engaging a specialist to provide a fairness opinion on the transaction. Please revise your disclosure to explain the reasons the fairness opinion was considered and ultimately obtained by the BAC
Board.
Market Approach, page 121

28. Please revise your disclosure to name the companies used by Vantage Point in its
         Guideline Public Company IPO sampling method.
Information About Blade
Intellectual Property, page 231

29. Please expand your intellectual property discussion to disclose the type of patent protection (i.e., composition of matter, use, or process) for each of your six owned patents and the expiration year of each on an individual basis. Facilities, page 242

30. Please file the lease agreement for your corporate headquarters and laboratory space as an exhibit, pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Management of Blade Biotherapeutics Following the Business Combination
 Michael Shleifer
Biotech Acquisition Company
January 26, 2022
Page 7
Employment Arrangements with Named Executive Officers, page 269

31. Please file the offer letters with Wendye Robbins, M.D., Jean-Fr d ric Viret, Ph.D.,
      Prabha Ibrahim, Ph.D., and Felix Karim, Ph.D., who you expect to serve as the directors and executive officers of the combined company. See Item 601(b)(10) of Regulation S-K.
Biotech Acquisition Company
Condensed Financial Statements (Unaudited)
Notes to Condensed Financial Statements
Note 2. Restatement of Previously Issued Financial Statements, page F-24

32. Please amend your Form 8-K filed on February 3, 2021 that includes your audited balance sheet as of January 28, 2021 to incorporate the error corrections disclosed here to your
      January 28, 2021 balance sheet and in your Item 4.02 8-K dated November 17, 2021, or explain to us why such amendment is not required. Provide an updated opinion from your auditor as part of that amendment.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Shleifer
                                                          Division of
Corporation Finance
Comapany NameBiotech Acquisition Company
                                                          Office of Life
Sciences
January 26, 2022 Page 7
cc:       Richard Baumann
FirstName LastName